INVEST IN **MONARCH VILLAGE GH**

Building housing for retirement & senior communities across Ghana|Africa for American expats!



We Made It Home

monarchvillage.live New York, NY

Highlights

1. There is essentially no retirement/senior community housing inventory in Ghana.

2. Increasing demand across our social media platforms for assistance in finding senior living options.

3. We are at the top of a migration tidal wave of African Americans moving to Ghana & other countries.

4. Ghana is quickly becoming a viable alternative to "The South" as a realistic retirement option.

5. The US dollar|FX currency advantage helps to derisk this







5 The US dollar|FX currency advantage helps to derisk this project.

Featured Investor

Tonya Charity
Syndicate Lead

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Invested $10,000

"I am the lead investor on this deal because of my 20 year professional relationship with Dale following through on all of his endeavors. I am uniquely qualified to understand the potential of this opportunity as a twenty-three year educational professional who is close to getting my pension. The growing market size for City dwellers, New Yorkers and Americans who are looking at other retirement options makes this an interesting play on changing demographics and tastes."

Our Founder

Dale Bryant Founder

+ Wall Street professional for over 26 years + Managed 45K sq. ft. of co-working space for 10 yrs + Founded a non-profit that taught financial literacy to teens in underserved communities + Project managed a HIPAA compliant chronic disease app

Pitch

MONARCH VILLAGE



🦋 A SOFT LANDING SPACE

A SENIOR LIVING COMMUNITY

A BUTTERFLY HOLDINGS COMPANY

Butterflies have always represented a metamorphasis; the same kind of change that Black Americans experience when they touch down on ancestral land.

Of all the butterflies, Monarchs live the longest and also migrate the furthest.

That is why Monarch Village perfectly captures the spirit of the Black American migration to Ghana.

Monarch Village Meaning

Investment Thesis Backdrop:

Social media has given Ghana exposure like never before

Ghana has become a new viable alternative to "The South"

Cost of living in the U.S. becoming prohibitive for retiree income

The first wave of spiritual travelers bought land and built homes …

… connecting to the mother land both figuratively & literally

The second wave is considering alternative housing solutions

Both condo purchases & renting

Currently, there is no senior living market in Ghana

The Plan

A 15 - 20 acre community, with 100 self contained studio apartments

Supported with varied communal spaces:

- Medical Suites
- Cafeteria
- Game Room
- Library
- Business Center
- Theatre Room

Other senior living focused considerations:

- **Disability ramps (very little consderation in Ghana)**

- **Healthcare delivered to premises**

- **Retirement planning/investments**











Measured 25 x 25 feet

Assisted Bathrooms

Single Room Occupancy



Measured 25 x 35 feet

Extra 1/2 bathroom

Double Occupancy

Project Advantage

100% Of income generated in dollars

95% Of expenses incured in cedis

THE MATH

The Math >>	100 units rented at:		
	$350	$500	$650
Monthly Net Income	$19,565	$31,565	$43,565
Annual Net Income	$234,783	$378,783	$522,783

Forward Looking Projections Are Not Guaranteed

	$350	$500	$650
Annual Net Income	$234,783	$378,783	$522,783
$200,000	RESERVED	RESERVED	
$2.8M = 0.40%	$1,086 / 11%	$1,752 / 18%	$2,418 / 24%

Forward Looking Projections Are Not Guaranteed

*100% Occupancy

The Math >>

100 units rented at:



	$350	$500	$650
Monthly Net Income	$19,565	$31,565	$43,565
Annual Net Income	$234,783	$378,783	$522,783

Likely Revenue Drift

Storage Units + Double Occupancy + Guest Revenue

Forward Looking Projections Are Not Guaranteed

EXPECTATIONS

This project is not initially expected to enjoy exponential price appreciation of any capital invested.

In our opinion, the appeal of this project lies in its boring and hopefully predictable cash flow.

However, upon showing success with this flagship location, capital appreciation can be obtained if we scale to multiple locations.

Capital Campaign



Committed
$200,000

Capital
To Be Raised
$3,000,000

Capital Raise Roadmap

Phase 1 - $200,000 (3 months)
Land aquisition, testing, legal, survey, title, marketing

Phase 2 - $100,000 (4 months)
Land clearing, foundation building

Phase 4 - $2,700,000 (11 months)
Construction + Other

Proof Of Concept

Greetings!
My name is Rosalind. I Saw a video from your youtube channel and was drawn to you for questions and inquires about moving to Ghana. I am a 63 year old divorced female. In July of 2021 me and my poodle-mix doggie relocated from southern California to Panama.

I pastored a small church in Hesperia California over the past 13 years. When Covid shut everything down the reality became real that I could not afforded to live in the states off my Social Security income alone without the extra income from my sewing business and part time driving. The small stipend I received as Pastor of the church was also greatly reduced during the shutdown. Sooo, there I was left with $1400 from my Social Security income that could not sustain my basic living expenses.

Moving to Panama has afforded me to live on my income a little better. However, since I've been seeing so many African Americans move to Africa I'm being drawn more and more to make another major move!

I live somewhat comfortable on my fixed income here in Panama renting a lovely 3 bedroom house with an enclosed yard in a nice suburbia style expat community for $650. However being a single senior, not quite fitting in with the US military expat community, combined with not speaking Spanish has left me feeling very lonely, missing a sense of community and church family. YET, I know I will never go back to the states!

My question to you is, is it realistic and how can I move there on my income to maintaining a comfortable lifestyle.
Most of the people I've seen on the videos come to Ghana building big with lots of income and/or a decent chunk of money to get started. My move to Panama, coupled with many unexpected expenses drained my savings. Am I stuck here!

Please give me a lead way in how I can make it happen! God bless you and I look forward to hearing from you

Premier Banking Partner Considerations

Looking to place an ATM at any location constructed

Residents will need to open bank accounts

Residents will be bringing in US dollar deposits

Monarch Village will be considering commercial loan options

Opportunity to make our bank partner the go to bank for Black Americans

Opportunity to make our bank partner the go to bank for Black Americans